

April 11, 2013

<u>Via E-mail</u>
Mr. C. Scott Brannan
Senior Vice President, Finance, Chief Financial Officer
 and Treasurer
Colfax Corporation
8170 Maple Lawn Boulevard, Suite 180
Fulton, Maryland 20759

> **Re: Colfax Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-34045**

Dear Mr. Brannan:

We have reviewed your filing and correspondence dated April 5, 2013 and we have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

1. Further to your responses to prior comments 1 and 6, in future filings, please include the disclosures required by FASB ASC 805-10-50-2 and FASB ASC 280-10-50-41.

Note 17. Segment Information, page 85

2.   We note from your response to prior comment 5 that you aggregate your fluid handling and gas handling operating segments. In future filings please disclose this fact. Refer to FASB ASC 280-10-50-21.

        You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant